Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, NY 10020

February 9, 2007

VIA EDGAR AND TELECOPY — (202) 772-9206
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Geneva Acquisition Corporation (the “Company”) Registration Statement on Form S-1 originally filed June 28, 2006 (File No. 333-135419) ( the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Geneva Acquisition Corporation, the undersigned underwriter of the above-referenced offering hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 P.M., Monday, February 12, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

LAZARD CAPITAL MARKETS LLC

By:	/s/ Winston Kitchingham
Name: Winston Kitchingham
Title: Assistant General Counsel